Debut Offering

MARTIN WONG



30% Price Appreciation of Similar Works[1]

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About Wong

Strong Appreciation Potential

Paintings similar to this offering have experienced a **30% Annual Appreciation Rate** based on data from 2001 to 2022.[1]



$0.7M
$0.5M
$0.4M
$0.2M
2000 2002 2003 2005 2007 2009 2010 2012 2014 2015 2017 2019 2021 2022

High Momentum

His market has seen significant growth in recent years, with a **30.5% Annual Record Price Growth Rate** based on data from 2001 to 2023.[2]


32 QUONG YUEN SHING & CO. 32
30.5% Annual Record Price Growth Rate

Institutional Recognition

His paintings are in **numerous prestigious public collections**, including the Whitney, the MoMA, and the Metropolitan Museum of Art, among many others.



Phillips / Wexner Center for the Arts

Exceeds Masterworks' Investing Criteria

Our Acquisitions team subjects any new artists to a **very rigorous vetting process** before purchasing their works.

7,000
Artists Analyzed

12,000+
Offered Artworks

Only 70
Artists Selected

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Wong In The News



THE NEW YORKER

A Bohemian's Triumphant Return

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The New York Times

Martin Wong, an Urban Visionary With a Hungry Eye

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ARTnews

Who Was Martin Wong? Why Was He Important?

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More information on the Offering Circular can be found at sec.gov

1. The chart above captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Martin Wong with the following criteria: Brick series paintings that measure at least 15 inches by 15 inches in size, excluding circular canvases and works with a predominantly white palette. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth above is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the chart above, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 30.0% CAGR implied from selected sales occurring from February 20, 2001 to November 18, 2022.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Martin Wong have a record price compound annual growth rate ("CAGR") of 30.5% from February 20, 2001 to June 30, 2023. This calculation is based on (i) a record price of $2,6000 on February 20, 2001, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,000,000, the most recent record price as of June 30, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.